

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Kristin Blazewicz
General Counsel
Coty Inc.
350 Fifth Avenue
New York, NY 10118

> **Re:** **COTY INC.**
> **Form 8-K Filed December 1, 2020**
> **Exhibit 10.1**
> **File No. 001-35964**

Dear Ms. Blazewicz,

     We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

     Sincerely,

     Division of Corporation Finance